

February 12, 2021

Eric Siliang Tan
Chief Executive Officer
Qutoutiao Inc.
11/F, Block 3, XingChuang Technology Center
5005 Shen Jiang Road, Pudong New Area
Shanghai 200120
People's Republic of China

Re: Qutoutiao Inc.
   Form 20-F for the Fiscal Year Ended December 31, 2019
   File No. 001-38644

Dear Mr. Tan:

   We have reviewed your December 28, 2020 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 11, 2020 letter.

Form 20-F for the Fiscal Year Ended December 31, 2019

Consolidated Financial Statements
Note 21. Related Party transactions, page F-59

1.   In order to help us better understand your responses to prior comment 3, please clarify why the related party receivable balance as of September 30, 2020 appears to be greater than the amount of related party revenue recognized during the nine months ending September 30, 2020. Indicate whether collections have been made in accordance with the payment terms. Further, tell us the amount of cash collections received on revenue recognized during the year 2020 and their payment terms. You state in your August 10, 2020 response letter that "As of December 31, 2019, the amounts due from the related parties was RMB278.2 million and as of June 30, 2020, RMB120.0 million of these

receivables balance has been collected". Please update this statement to indicate whether that balance was fully collected as of December 31, 2020. Please indicate whether the controlled companies financial condition and their ability to repay their debt has changed as a result of the impact of COVID-19 on their respective businesses and underlying customers. Describe how you concluded that the collectability of the consideration is probable for revenue recognized during the year ended December 31, 2020. We refer you ASC 606-10-25-1(e). Confirm that settlement of the outstanding receivable balances is in the form of cash and tell us whether your related party receivable balance has been offset with costs charged from related parties. In addition, please provide us with an aging analysis of your accounts receivables and amounts due from related parties as of September 30, 2020.

You may contact Morgan Youngwood, Staff Accountant at 202-551-3479 or Stephen Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology